BLUE-POINT l energy

Guy A. Archbold ¦ Chief Executive Officer

VIA EDGAR

April 21, 2008

Ms. Tia Jenkins
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CHAPEAU, INC.; File Number 033-01289-D

Dear Ms. Jenkins:

We are in receipt of your letter, dated April 9, 2008, regarding the periodic filings of Chapeau, Inc. (the “Company”).  The Company will be actively working to respond to your letter completely.  In connection with our response, our counsel, Craig D. Miller of Manatt, Phelps & Phillips, LLP, spoke with Mr. Dave Walz of the Commission requesting an additional 10 business day period to respond from the original response date in the letter.  We are sending this letter to confirm that request.

Should you need any further information in the interim, do not hesitate to contact me.

Sincerely yours,

/s/ Guy A. Archbold
Guy A. Archbold
Chief Executive Officer

P (916) 939-8700 ¦ F (916) 939-8705 ¦ 1190 Suncast Lane, Suite 2 ¦ El Dorado Hills, CA  95762